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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d)
Of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 21, 2004

Energy Visions Inc.

(Exact name of registrant as specified in its charter)

Delaware	**000-30285**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30 Pollard Street, Richmond Hill, Ontario, L4B 1C3, Canada

(Address of principal executive offices)

Registrant's telephone number, including area code (905) 764-9457 ext 237

43 Fairmeadow Avenue, Toronto, Ontario, Canada M2P 1W8

(Former name or former address, if changed since last report)

ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

(a)   Previous Independent Accountant

(1)

(i)   The accounting firm of Goldstein Golub Kessler LLP, Certified Public Accountants was dismissed as auditors of the Registrant's financial statements effective January 21, 2004.

During the fiscal years ended September 30, 2001, September 30, 2002, and the subsequent interim period through the date of the dismissal,

(ii)   there were no disagreements with Goldstein Golub Kessler LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to its satisfaction would have caused it to make reference in connection with its report to the subject matter of the disagreement. The accountant's report of Goldstein Golub Kessler LLP as of and for the years ended September 30, 2001, and September 30, 2002 did not contain any adverse opinion or disclaimer of opinion but did state that the financial statements were prepared on the assumption that the company will continue as a going concern and directed a reader to Note 2 to the Registrant's financial statements regarding such matter.

(iii)   the decision to change accounting firms was recommended by the Audit Committee of the Board of Directors of Energy Visions Inc. and approved by its Board of Directors on January 21, 2004.

(iv)   Goldstein Golub Kessler LLP has not advised the Registrant of any reportable events as defined in Regulation S-K Item 304 (a)(1)(iv) or as defined in paragraphs (A) through (D) of Item 304 (a)(1)(v).

(2)   New Independent Accountants

Energy Visions Inc. has retained the services of Dohan and Company, CPA's, P.A., to provide the requisite audit services for the Registrant. This firm commenced its engagement upon January 21, 2004. At the time of reporting there has been no need to consult the new auditor on any matters relating to Item 304 (2)(i) or any events as defined in paragraph (A) through (D) of Item 304 (2)(ii), nor was Dohan and Company, CPA's, P.A., previously contacted as a consultant to the Registrant at any time during the two most recent fiscal years.

(3)

(a)   See attached letter from Goldstein Golub Kessler LLP

(b)   No conditions in paragraphs (b)(1) through (b)(3) of this Item exist to report.

Item 7. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.
Not applicable.

b) Pro forma financial information.
Not applicable.

(c) Exhibits.

16.1 Letter indicating review of this Form 8K, by Goldstein Golub Kessler LLP,
Certified Public Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Energy Visions Inc.
(Registrant)

/s/ Peter F. Searle

Peter F. Searle, Director and Secretary

Dated: February 2, 2004

Exhibit 16.1

February 2, 2004

Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen:

We have read Item 4 of Form 8-K/A dated February 2, 2004 of Energy Visions Inc. and are in agreement with the statements contained therein.

/s/ Goldstein Golub Kessler LLP